NEWS RELEASE
For Immediate Release
June 23, 2009

Canwest's Australian Operations Report Third Quarter Fiscal 2009 Results

WINNIPEG – Canwest Global Communications Corp. (“Canwest”) announced today that Ten Network Holdings Limited (“Ten Holdings”) reported for the first nine months of fiscal 2009 consolidated revenues of A$678.6 million and consolidated EBITDA of A$128.0 million. These results represent decreases in consolidated revenues of 12.6% and consolidated EBITDA of 36.6% compared to first nine months results of the last fiscal year.

Ten Holdings owns and operates the TEN Television Network (“TEN Television”) in Australia and EYE Corp.’s (“EYE”) multi-national out-of-home advertising business.
Canwest owns approximately 57% of Ten Holdings.

TEN Television’s revenue for the third quarter was A$174.1 million, down 15% compared to same period last year. EYE revenues for the third quarter were A$36.9 million, down 15% compared to the same period last year. Despite this decline, EYE achieved positive EBITDA for the quarter. For the nine months ended May 31, 2009, TEN Television reported revenues of A$555.0 million, down 13.3% compared to the same period last year. For the nine months ended May 31, 2009, EYE reported revenues of A$123.6 million, down 9.2% compared to the same period last year.

"The continued negative impact of this challenging and difficult advertising market was the key factor in on our third quarter revenue being 15% below the prior corresponding period,” stated Ten Holdings' executive chairman, Nick Falloon.  “As per previous guidance, full year TV costs (reported and ex-selling) will be down on 2008.  We remain focused on cash flow management and debt reduction, and expect that drawn bank debt will be approximately A$600 million at the end of the financial year on August 31, 2009.”

Mr. Falloon added, “Based on forecast debt levels, our strict cost control and our sales expectations for the final quarter, we remain of the view that Ten Holdings will be within the requirements of its banking covenants at the end of the financial year.”

“TEN Television’s revenue was also affected by the market’s perception that ratings would not improve over the prior year, despite the new program initiatives including MasterChef Australia, Talkin’ ‘bout Your Generation, Recruits and Merlin,” Mr. Falloon stated. These properties have now demonstrated their ability to grow audiences and attract advertiser interest gaining status as the new hit shows of the season.

“It is the number one network in primetime in both the key demographics of 18-49 and 16-39,’’ Mr. Falloon said. “The new digital multi-channel ONE has also successfully launched and continues to grow in terms of revenue and ratings.”

Ten Holdings today confirmed the guidance provided in a release of the first half 2009 results, that it expected that no further dividend would be paid in the 2009 fiscal year. This decision reflects the impact on current year earnings of non-recurring items recognized in its financial results in the second quarter.

Ten Holdings’ financial results are recorded in accordance with Australian Equivalents to International Financial Reporting Standards and will be subject to foreign currency translation and adjustment to Canadian GAAP upon consolidation with Canwest's other operations.

Forward Looking Statements:

This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Canwest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2008 dated November 24, 2008 filed by Canwest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at  www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the six months ended February 28, 2009. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A,) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, Canwest is Canada’s largest publisher of English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels and web sites in Canada, New Zealand, Australia, Indonesia, Singapore, the United Kingdom and the United States.

For further information:

Media Contact:
John Douglas, Vice President, Public Affairs
Tel: (204) 953-7737
jdouglas@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 953-7731
hharley@canwest.com